Filed by UMB Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: UMB Financial Corporation

Commission File No. 001-38481

The following transcript of an investor call held by UMB Financial Corporation on October 28, 2026, was made available on October 29, 2026.

Event Details

Date: 2026-10-28

Company: UMB Financial Corporation

Ticker: UMBF-US

Company Participants

Kay Gregory - UMB Financial Corporation, Senior Vice President & Director-Investor Relations

Mariner Kemper – UMB Financial Corporation, Chairman & Chief Executive Officer

Ram Shankar - UMB Financial Corporation, Chief Financial Officer & Executive Vice President

James Rine - UMB Financial Corporation, President & Vice Chairman

Tom Terry - UMB Financial Corporation, Chief Credit Officer

Conference Call Participants

Casey Haire - Autonomous Research

Jared David Shaw - Barclays Bank PLC, Research Division

Jon Arfstrom - RBC Capital Markets, Research Division

Sun Young Lee - TD Cowen, Research Division

Timur Braziler - UBS Investment Bank, Research Division

Brian Wilczynski - Morgan Stanley, Research Division

Brandon Rud - Stephens Inc., Research Division

Brendan Nosal - Hovde Group, LLC, Research Division

Nathan Race - Piper Sandler & Co., Research Division

Terry McEvoy - Wells Fargo Securities, LLC

David Feaster - Raymond James & Associates, Inc., Research Division

Benjamin Gerlinger - Citigroup Inc., Research Division

Anthony Elian - JPMorgan Chase & Co., Research Division

PRESENTATION

Operator

Hello, everyone. Thank you for joining us, and welcome to UMB Financial’s Third Quarter 2026 Financial Results Conference Call. I will now hand the conference over to Kay Gregory, Investor Relations. Please go ahead.

Kay Gregory

Good morning, and welcome to our third quarter 2026 call. Along with our quarterly results, we announced an acquisition to acquire El Dorado Savings Bank headquartered in California. You will note that we’ve posted 2 presentations to our website, our typical quarterly review and an overview of the announced acquisition. Mariner Kemper, Chairman and CEO; and Ram Shankar, CFO, will provide brief comments about the transaction and our results, and then we’ll open the call for questions. Jim Rine, President of the holding company and CEO of UMB Bank, along with Tom Terry, Chief Credit Officer, will be available for the question-and-answer session.

Before we begin, let me remind you that today’s presentation contains forward-looking statements, including the discussion of future financial and operating results as well as other opportunities management perceives. Actual results may differ and are subject to assumptions and risks. These risks are outlined in our SEC filings and summarized in our presentation on Slide 48.

Now I’ll turn the call over to Mariner Kemper.

Mariner Kemper

Thank you, Kay, and good morning, everyone. I’m very excited to report both our strong third quarter results and the acquisition of Placerville, California-based El Dorado Savings Bank. In recent quarters, we’ve discussed our desire to build scale in our retail franchise by screening for well-run banks in markets where we already operate. Part of our ongoing strategy is to selectively augment our organic growth engine with tuck-in acquisitions that meet our criteria, a granular low-cost retail deposit base, low loan-to-deposit ratio, quality credit metrics and a similar culture.

El Dorado fits that description very well, strengthening our physical and brand presence on the West Coast with 35 branches across the Sacramento metro area, the Sierra Nevada foothills in the Lake Tahoe community, and in the Reno area. The acquisition will launch us into some of the most desirable markets in both California and Nevada and will deepen our foothold in areas adjacent to our current branch network. El Dorado is ranked as the #1 community bank in 3 markets, including the vibrant and fast-growing Lake Tahoe area and within the top 10 in 6 additional markets. Our total branch count will grow to 227 across the footprint, an increase of 18%.

And with the addition of El Dorado’s $2.1 billion in deposits, our consumer franchise will represent approximately 26% of our total deposit base. At just 88 basis points, El Dorado’s total cost of deposits in the third quarter ranks among the lowest nationwide. Additional attractive characteristics of this franchise include an 89% insured ratio, $60 million in average deposits per branch and an average deposit account age of 14 years, excluding CDs. And with this highly liquid balance sheet and a loan-to-deposit ratio of just 24%, we see significant potential value as we deploy the excess liquidity.

We will also be acquiring approximately $500 million of loans predominantly made up of consumer mortgages, with a 39% loan-to-value and an average loan size of $138,000. Both banks share a culture focused on providing high-quality customer service, a strong associate experience and support the communities we serve. We expect the transaction to close in the first quarter of 2027, subject to the approval of El Dorado shareholders and customary regulatory approvals. Ram will provide a few additional details about the transaction shortly. Now turning to a few brief comments on the third quarter.

We reported net income of $272.3 million, which resulted in earnings per share of $3.56. Balance sheet and fee income growth, strong asset quality metrics, and stable net interest margin contributed to an operating return on tangible common equity of 19.5% for the quarter. A few highlights from the quarter include record top line loan production of $3.1 billion, driving $1.1 billion or 11.1% linked quarter annualized growth in average loan balances. We maintained exceptional credit quality with just 13 basis points of net charge-offs and an improved nonperforming loan ratio of 28 basis points compared to 31 basis points in the second quarter.

For comparison, the industry-wide NPL ratio for banks reported so far this quarter was a median of 53 basis points. We had continued growth and momentum in our fee businesses. Total fee income from our institutional banking business increased 3.2% from linked quarter and nearly 18% year-to-date. Specifically, Fund Services’ contribution to trust and securities processing income grew 8.8% compared to the second quarter and more than 22% year-to-date. And Corporate Trust posted a nearly 19% year-to-date increase. Additionally, Corporate Trust recently advanced in the league tables, now ranking as the #2 municipal trustee in the country based on deal count.

In Fund Services, we announced the continued expansion of ETF servicing capabilities, broadening our focus on supporting a variety of asset classes. Private wealth teams have brought in $1.2 billion in net new assets in September year-to-date, already matching full year 2025 levels. Finally, our year-to-date results have produced positive operating leverage of 11.5% — as I noted, we had extraordinary loan production in the third quarter. While we still expect a strong fourth quarter, gross production levels are likely to moderate from these record levels to be more in line with the first half of the year.

On the capital front, on September 15, we redeemed $150 million of our subordinated debt. Our quarter end CET1 ratio rose by 5 basis points from June to 11.50%. Organic growth remains our top capital priority given our long uninterrupted track record of outperformance and growing loan balances. At the same time, we’ve also demonstrated our ability to evaluate and integrate acquisitions that support our organic growth, as evidenced by our successful integration of HTLF.

Now I’ll turn it over to Ram for more detail.

Ram Shankar

Thanks, Mariner. The third quarter included $33.1 million in net interest income from purchase accounting adjustments, $9 million of which was related to accelerated accretion from early payoffs of acquired HTLF loans. The benefit to net interest margin from total accretion was approximately 22 basis points. Slide 10 of our third quarter deck shows projected contractual accretion, which is estimated at approximately $23 million for the fourth quarter, $75 million for 2027 and $62 million in 2028. Noninterest income for the quarter was $232.4 million, a decrease of $13.1 million from the second quarter.

Drivers included a $16.1 million reduction in gains on investment securities following an exceptionally strong second quarter and a $7 million decline in company-owned life insurance income. Excluding the impact of investment security gains, mark-to-market on COLI and the $1.8 million onetime gain on the sale of building, we saw a sequential increase of $8.2 million or 3.9% in fee income, largely driven by a $5.7 million increase in trust and securities processing income, along with other smaller positive variances outlined on Slide 17. Adjusting for those items, our run-rate fee income for the third quarter was approximately $218 million. Non-interest expense was $399.5 million, virtually flat from the prior quarter.

As outlined on Slide 18, the $5.9 million decrease in salary and benefits expense was largely offset by increases related to timing of laptop purchases within supplies and services, timing of marketing spend related to deposit campaigns, higher occupancy costs stemming from redundant service providers, along with a non-recurring OREO loss of $1.5 million. Professional services included expenses related to our investment in AI and digital asset offerings. We’ve selected Glean as a tool to help our business teams with day-to-day workflows and processes. Glean has been rolled out to nearly 1,000 associates who collectively have used the tool to prompt over 53,000 work actions.

The work has generated more than 550 use cases to date from both customer-facing and back-office departments. These range from training, credit administration and portfolio management, board and management reporting and others. Business cases are being prioritized to achieve hard-dollar cost savings, process improvements, and overall improved productivity. Looking ahead, we would expect fourth quarter operating expense to range between $400 million and $405 million, largely reflecting incentive compensation accruals related to company performance as well as technology project costs.

Turning to the balance sheet. The 11.1% annualized loan growth Mariner mentioned was driven once again by nearly 22% annualized growth in average C&I balances, led by strong activity across the footprint, led by St. Louis, Texas, and Utah. As Mariner mentioned, we posted extraordinary loan production of $3.1 billion in the third quarter. Loan yields continue to benefit from higher short-term interest rates and fixed asset repricing as well as a mix shift towards C&I categories. Customer sentiment remains strong, and our pipeline for the fourth quarter remains healthy. I will add the typical caveat that payoff levels remain hard to predict with certainty and will impact net growth levels.

Average deposits, as shown on Slide 25, increased 1.1% from the linked quarter. Average DDA balances declined 6.1% from the second quarter, reflecting expected seasonal disbursements within the Institutional Banking business. Reported net interest margin for the third quarter was 3.32%, in line with the prior quarter. Excluding the 22 basis points contribution from purchase accounting adjustments, core margin was 3.10%, increasing 1 basis point sequentially. The primary linked-quarter drivers of core NIM included continued benefits from asset repricing and higher reinvestment rates within the lending and bond portfolios and the impact of changes in liquidity levels, resulting in a favorable mix shift, offset by a lower benefit from free funds due to DDA seasonality and higher interest-bearing deposit costs.

Our cost of interest-bearing deposits increased nearly 4 basis points, reflecting the partial impact of the FOMC rate hike in September and to a lesser extent, mix shift within deposit categories. Our balance sheet remains generally interest rate neutral with approximately 55% of our $66 billion of earning assets considered to be variable and generally indexed to 1-month SOFR rates, while approximately 52% of our $58 billion deposit book is indexed to short-term interest rates. The trajectory of margin in any particular quarter may be impacted by the timing of both FOMC rate hikes and how 1-month SOFR prices in anticipation of those actions and the mix of new loans and deposits.

As shown on Slide 26, the index deposits will reprice immediately in response to FOMC action, while loan yields reset with a slight lag on the contractual reset dates. Relative to the third quarter core margin of 3.10%, we expect fourth quarter margin to be relatively flat. Finally, our effective tax rate for the third quarter was 18.7% compared to 20.8% in the second quarter. The decrease was primarily driven by a discrete tax benefit from the release of valuation allowances related to certain state deferred tax assets. For the fourth quarter, our tax rate is expected to be between 21% and 22%.

Turning to the financial metrics of the El Dorado Savings Bank acquisition. Transaction assumptions are on Slide 8 of the acquisition deck. With $2.1 billion in high-quality core consumer deposits and $500 million in loans, we view this acquisition as akin to a branch transaction. The purchase price consideration of approximately $500 million will be structured as a cash stock transaction. UMB will issue 1.8 million shares to El Dorado shareholders based on a fixed exchange ratio of 13.553x UMB shares for each share of El Dorado. This transaction will provide an opportunity for customary cost synergies, coupled with additional liquidity to continue funding our extraordinary loan growth. We expect the transaction to be modestly accretive to earnings in 2027.

Now I’ll turn it back over to the operator to begin the Q&A session.

QUESTION-AND-ANSWER SESSION

Operator

Your first question comes from the line of Casey Haire with Autonomous Research.

Question – Casey Haire:

So Ram, I wanted to touch on the NIM, the core NIM flat in the quarter. Just a little help on some of the drivers. Number one, the new money loan yields versus that 6.09%. And then just some updated thoughts on where beta can finish in this next up-cycle versus the previous up-cycle.

Answer – Ram Shankar:

Yes, sure. As we said, we expect fourth quarter NIM to be consistent with where we were on a core basis. So some of the drivers are the usual ones, right, fixed-asset repricing. So if you look at our debt, we have more than $3 billion of loans priced at 5.25% that are going to reset about 100 basis points based on that. We also have $2.5 billion of securities that are going to reprice from 3.80% to — if you look, we’re getting close to 5.60% on new money yields. So that’s consistently going to happen for us as you approach the rate cycle. The other drivers are just if you look at our loan yields, excluding PAA, that was up 5 basis points. That’s a combination of, again, the fixed asset repricing and new money coming in.

And obviously, 1 month SOFR started moving well ahead of what the Fed did in September as well. So that was a benefit. And then on the flip side of the balance sheet, it’s also driven by what’s happening with our indexed deposits. So as I said in my prepared comments, 52% of our deposits are indexed. And so far, we’ve done a pretty good job early on with the soft index in terms of how we negotiate those rates. Obviously, as you know, the hard index deposits are very formulaic and they reprice. So generally, I would say, same thing as the down cycle, we expect 90-ish percent beta on the hard index over time, maybe 65%, 70% beta on the soft index and then the rest of the deposit book should be generally priced.

Given rates are as high as they are, there’s not a lot of pressure on, obviously, DDAs in the back book. So that’s kind of the entire picture of margin drivers. And the other thing that also happened in the quarter, the last couple of quarters is just the mix that I talked about. If you look at our loan growth, a lot of it was - almost all of it was C&I loan growth, which has a higher yield than any other loan category. And then when you look at bonds and excess cash versus loans, we had a lot more of loans as a relative percentage of earning assets.

Answer – Mariner Kemper:

And that stuff will reprice on the way up. Yes, exactly.

Question – Casey Haire:

Okay. Great. And just lastly on the deposit front, was there any pulling of off-balance sheet funds onto the balance sheet this quarter? And just thinking longer term, the loan growth is great. The deposits have lagged it. I know you guys are in a good position at 69% loan-to-deposit ratio. But if these trends continue where loans significantly outpace deposits, at some point, you’re going to bump up on that 75% loan-to-deposit ratio, would that force you to slow down loan growth or push up deposit pricing?

Answer – Mariner Kemper:

Yes, I’ll take that. I mean I think, unfortunately, I don’t — if you could listen to our calls, you know that we talk every year about a low point in the third quarter. So we are — we have experienced a low point in the third quarter based on seasonality basically. We fully expect to have happen in the fourth quarter, what always happens in the fourth quarter and fully expect, if you look at our deck over time, the way loan growth and deposit growth work year-over-year for that to continue to happen. So we have 0 expectation that what you just described is even remotely a scenario for us to encounter. So fourth quarter deposits will grow. We have a really nice line of sight in some really great corporate and institutional deposit growth in the first quarter. And so that’s not even a thing, I guess, is what I’d tell you.

Operator

Your next question comes from the line of Jared Shaw with Barclays Capital.

Question – Jared David Shaw:

Thanks for the color on the trends going into the fourth quarter. Anything on fee income? You’ve had really good success there. I mean, how should we think about the rate of growth coming off of core fees with some of those newer initiatives?

Answer – Mariner Kemper:

Yes. What I love about our remarks every quarter and year in and year out is that our strategy is working. So the good news is what you have seen, you should continue to see our fund services team is on fire. The pipeline is very strong. With the addition of our ETF business, we expect the coming year to be very strong just in the ETF side alone. We’ve talked about how that business has changed over the last 5 or 6 years from having to rely on smaller, younger businesses to really being able to win large mandates from large existing clients and prospects. So there’s not a piece of business we can’t win, and we’re talking to everybody, and we have a really deep awesome pipeline. So we’re very excited about that business.

And as you heard in the prepared remarks, our Corporate Trust business, we’ve just gone up to #2 in the league tables. And with offices on both coasts and throughout the country, we’re picking up bigger mandates. We talked about this before where now that we’re on the coast, you have a sewer and water deal in Illinois or Iowa, it could be a $300 million deal. You have a sewer and water district in New Jersey, it can be a $1 billion deal. So it’s really changed the dynamic of the business over time.

We also have been able to attract a lot of talent in that business in both of those businesses, particularly in the corporate trust business as the larger banks take their eye off the ball and really aren’t focused on smaller businesses. So a $100 million business for a large national bank is one they’re not interested in. For us, we’re pretty excited about $100 million business. So we find ourselves picking up people who feel forgotten from some of these larger institutions. And so that’s been really great. And then just kind of across the board from — just there’s nice solid strength through the other businesses. And we talked about having $1.5 billion in new asset growth in our wealth business, which is better than where we were full year last year. So just hitting on all strides. Teams are really doing well. The technology is leverageable. The teams are leverageable. We couldn’t be more jazzed about our institutional and fee businesses than we are right now.

Question – Jared David Shaw:

Great. Appreciate that color. And then secondly, looking at the paydowns and payoffs, anything — was there anything unusual in the third quarter? Or just as you get bigger, we think we should think that, that’s sort of a good stable level offset by the strong production.

Answer – Mariner Kemper:

Yes. We’ve been trying to assess that ourselves whether it was unusual. I think it just was a large quarter. I think we are a bigger company and over time, the base should grow. We think that the third quarter was slightly larger than what the average should be going forward. But we do have a bigger base. So we’re not totally sure ourselves. But it’s more likely to kind of reset to the last couple of quarters than it is to stay at $3.1 billion. But we honestly don’t know ourselves because we do have a bigger footprint with a lot of new people hitting stride. We will know a couple - maybe another 4 quarters down the road what our new baseline is with Heartland. But right now, we’re kind of feeling our way through that.

Operator

Your next question comes from the line of Jon Arfstrom with RBC Capital Markets.

Question – Jon Arfstrom:

Just following up on Jared’s question on the loan production numbers. Obviously, very strong, better than the prior quarters. I understand you expect some moderation, but anything that you would call out on that over $3 billion production number?

Answer – Mariner Kemper:

No. Just that it was a strong quarter, and we think explanation point, I think that it’s probably a little larger than what we should expect, probably resets a little bit more to a 3-quarter average looking backwards, but we don’t really know.

Answer – James Rine:

This is Jim Rine, much more C&I driven just as a takeaway. We saw additional payoffs in real estate that we’ve expected and it wasn’t like we lost clients. It just rolled to the secondary market on construction loans, which is exactly how that business is supposed to work for us. But we just had a lot of things book, whether that was delayed from second quarter or pulled through from fourth quarter. But we feel like our previous run rate is also very strong, too. So we think that will normalize back end, as Mariner said, in the first half of the year, but nothing that stands out as a certain industry or segment that was leading the charge. It’s very diversified across the board.

Question – Jon Arfstrom:

Okay. Very helpful. Maybe, Mariner, El Dorado, I understand it’s not a huge deal, but I think it makes sense and it’s a good fit. Can you maybe talk about the medium-term plans you might have in those markets other than taking the loan-to-deposit ratio up and then touch on just overall M&A appetite that you might have?

Answer – Mariner Kemper:

Sure. Yes, I’d love to take a moment on El Dorado. I spent a lot of my time getting to know other bank CEOs to think about the customer and the associate the way we do across our footprint and got to know the Cooks over the summer and late last year. And we realized very quickly that we thought about the world the same way. We really care about our associates, really care about our communities and our customers. And they have — we’re over 110 years old. They’re a little over 50 years old and multiple generations just like us, really — we really hit it off.

And the near-term goals are to do no harm, right? Like let them continue to do what they do so well in the Sacramento and surrounding areas. Well — and then the other thing that’s really neat is the Nevada part of that is newer. And what’s happening with the flight from California into Nevada with a lot of the tech money that’s been made and a lot of the wealth that’s been made in California. We think that there’s a really nice early day benefit that could have longer-term really big upside surprise is the — what’s happening around Lake Tahoe.

And if you see — look at the map we have there, they’re quite a presence right around the lake there and up into Reno. And there’s quite a bit happening with movement from one state to another into better tax environments. And this bank has already benefited a lot from that. We think we can kind of double down on that and really — so I think that’s going to be some of the — some really great early and long-term upside surprises what’s happening in Nevada. And then as we take our corporate and commercial banking franchise and product set up from Fresno on in the Sacramento Valley, we think I’m excited that we have time.

We don’t really need to worry about it yet. I mean we can kind of take our time to do that right, leverage our way into Sacramento with some hiring and that kind of thing and maybe positioning of branches around the greater metro area. So we’re very excited about that. But early on, it’s just to leverage the franchise into the whole organization with those great deposits and the under-levered situation. We’re very, very excited about it.

And you can see that the branch footprint is very contiguous to the one we have. I love the fact that it’s a dense footprint. I love the fact that it increases our overall branch network significantly and the low cost improves. So I mean, this deal will improve our interest-bearing deposits by — as a company by 7 basis points. And it will take our total cost of fund deposits down by 4 basis points. It will be accretive in ‘27 and beyond. And we’re just — just one brick at a time. We’re just — this is a very additive beautiful deal that just fits right into who we are like a glove.

Operator

Your next question comes from the line of Janet Lee with TD Cowen.

Question – Sun Young Lee:

Maybe I missed it. I appreciate all the color around the betas for your different types of deposits. Did that include the El Dorado $2 billion of low-cost deposits? Could you maybe just put the pieces together and give your rough estimate around what the combined beta on your interest-bearing deposits could be this cycle, maybe the mix or the growth of the deposits by category could shift versus what you have on your slide going forward?

Answer – Ram Shankar:

Yes. A couple of things, Janet. I mean the $2 billion, while it’s significant, it’s not going to materially change the numbers I gave you. The numbers I gave you are just core UMB. And one of the things I would say, Mariner said it and it’s in our deck, this quarter, their cost of deposits was 88 basis points. Last quarter it was 93 basis points. So that’s kind of bucking the trend of what’s going on with — including us, the rest of the industry with their deposit costs. So I don’t expect a whole lot of changes to the beta numbers that I gave earlier from El Dorado.

Again, these are very granular core deposits. The average age of the client, excluding CDs is about 14 years. So no material changes to those beta numbers. And on the mix of future growth, Mariner said, we have a strong pipeline of commercial and institutional deposits. Obviously, we’re running deposit campaigns as well, as you can see from our marketing spend. So it’s multi-pronged.

Question – Sun Young Lee:

Okay. Got it. And staying on that topic, so it looks like you’re still alluding to a slight liability sensitivity before turning asset sensitive. You’ve talked about core NIM being relatively stable in the fourth quarter. So are we — should we expect a modest dip in core NIM and then NIM expansion in outer quarters? Or because of the fixed rate asset repricing and you still have over 50% of your earning assets floating rate, could it be more of a stable to upward pattern?

Answer – Ram Shankar:

It’s more of the latter, more of stable, because 1 month — obviously, we’ll know today, unlikely that the Fed does anything today. So whenever 1-month SOFR starts repricing for that, we’ll see that benefit on a lag basis on the lending book. But as I said earlier, the fixed asset loans and bonds are happening on a daily basis organically, and then it’s just what will happen to deposits, hard and soft index when the Fed does move, assuming that it does move in December.

So, I would say it’s more expected to be stable. The sensitivity post-Heartland for any FOMC moves dramatically reduced before Heartland, where we got a lot of consumer deposits, our sensitivity was initially the first couple of quarters because of the deposits repricing faster than loans, you would see a small dip in margin. That sensitivity has been greatly reduced since then.

Answer – Mariner Kemper:

Along with the remixing on the asset side, more C&I. So we’re — I think what we 68% variable.

Answer – Ram Shankar:

77%, yes, 2/3 of variable and then we have the rest of the base. Yes. We have a CLO book and some other CLO floaters that we have. So that’s kind of the 58% of our earning assets are variable in nature as well. So I would — as I said in my prepared comments, I would say we are pretty interest-rate neutral from a balance sheet perspective and Slide 26 demonstrates that.

Operator

The next question comes from the line of Timur Braziler with UBS.

Question – Timur Braziler:

Back on the M&A conversation, you guys have been very clear in the past just in regards to tailoring that you wouldn’t do anything in advance of that $100 billion threshold getting lifted. I’m wondering with some momentum gaining there, how we should think about future deals. Obviously, the last 2 have been very retail focused. El Dorado is smaller. Is that still the primary focus, retail and then size becomes a little bit more fluid? Or just given the economics on the smaller transaction is the likelihood that we’re going to continue seeing smaller tuck-in deals versus maybe something larger?

Answer – Mariner Kemper:

Yes, Timur, I would just repeat what I’ve been saying really, which is our capital priorities are investing in the company through organic growth first and that works really well. We’ve got it dialed in to the extent that we can through networking and staying in touch with the overall banking community, run into opportunities that we would define as tuck-in. We will certainly review those and see if they’re the right strategic and financial fit for us, particularly as they relate to in market places where we want to be more meaningful — more meaningful presence where we already are. So that’s similar, same story. I use the definition of tuck-in.

And I would say that how I define tuck-in is where we retain — it’s small enough that we retain control in every way you could define that, control the boardroom, control the culture, control the staff, the team, the leadership — so control in every way that you can define it is how I would define what a tuck-in looks like. And then as it relates to retail or otherwise, it’s really more about making sure that we’re adding value and a bank — traditional bank deal for us is about a quality core deposit franchise that’s under — that’s not fully levered up.

We don’t need somebody else’s lending prowess. We’ve got lending juggernaut as a machine. We know how to do that on our own. We don’t need somebody else’s — we don’t need to pick up somebody else’s problems. So it’s really more about the deposits. And that kind of by default translates into something more largely retail based. It also more retail base more granular, smaller, lower cost average deposit size, which is also attractive. So that’s what I would say about all that. And again, it’s not something we have to do. But strategically, I think any bank should be looking at all their options. And if you find high-quality institutions that can make your company more valuable over time, every company should look at those things.

Question – Timur Braziler:

Makes sense. And then maybe just on the sustainability of the cost of deposits from El Dorado, clearly very low, but also very little in terms of loan to deposit, those deposits being lent out. Is there a level of confidence that the incremental cost of deposits at El Dorado is going to stay well below the broader base? Or once you start maybe leaning on some of those deposits to actually fund growth in some of those markets, the cost there is going to be greater equivalent to kind of where legacy UMB is?

Answer – Mariner Kemper:

We are not expecting any change at all in that other than just traditional market pressures that may exist already today. And so no, I think we may mix into that footprint some small business, middle market and commercial deposits over time, which I suppose, over time, would bring up the average cost of the deposits in the market area, but what’s there today and expanding and building on the retail base there and building a few more branches, et cetera, I think all that should stay just right in line with what we see today.

Operator

Your next question comes from the line of Brian Wilczynski with Morgan Stanley.

Question – Brian Wilczynski:

I wanted to ask about the non-interest-bearing deposits. You’ve highlighted that 3Q is typically the seasonal low for UMB. You typically see some nice growth in the average balance in the fourth quarter. To what degree does higher rates weigh on non-interest-bearing growth? And should we be expecting a smaller increase in NIB in the fourth quarter?

Answer – Mariner Kemper:

So we’ve talked about — we have a lot of episodic ups and downs. The averages are more important than in the period. The second — third quarter is traditionally a low point for us in general. I was looking at the other day, I was looking at our previous year, second to third quarter. And actually, this year is better than the previous year as far as the DDA decline. So there’s nothing under the chip related to a higher rate environment that’s causing that. These are operating dollars. So that’s an important point is the DDAs that are really on our balance sheet are operating dollars. They’re not hot money for the most part.

And so to the extent that businesses are operating as they normally would, they’re going to need operating dollars. So — the stuff that we have off balance sheet is already off balance sheet. I mean excess dollars are already wherever they’re going to be. So what you see from a DDA perspective is general operating money. And it’s just a seasonally low point for us in the third quarter. We expect it to build as it always does. Again, looking back historically for us, we expect similar trends to build back up DDA balances in the fourth quarter.

Question – Brian Wilczynski:

Got it. Appreciate that. And then going back to the loan production that you saw in the third quarter, can you talk a little bit more about where specifically UMB is gaining incremental market share right now and also how? I’m wondering what some of the key factors are? Is it speed to close? Are you being more flexible on pricing? What’s driving that incremental market share for UMB right now?

Answer – Mariner Kemper:

Brian, are you asking us to give our secret sauce on this call to everybody and all our competitors? Just kidding. I guess the thing I’d say is for us, what I would do is I’d just point you to 22 years of double-digit loan growth every quarter, quarter in and out. And without giving you all the level competitive detail as to how we win, I would just say that we do a bottoms-up budgeting process that is not dependent on some multiple GDP.

And so we look at the officer capability capacity, tenure and pipeline and couple that with what is our penetration in both a geographic market as well as the vertical markets across our footprint. And that — the runway for that for us by ring-fencing and keeping our talent is kind of unending. We can’t see the end of the runway for us to continue to outperform just by keeping our people and executing in the market share gains and making sure that we build over time capacity by bringing people up under our team members so that they can be released to do more work.

So, I — there’s nothing real special to it other. And I guess we hail from the Show-Me State. And I would say that the proof is in the pudding. You can kind of see it in our results. We do it quarter-in and quarter-out. And I would say that we don’t see any reason why we can’t keep doing it. And do you want to add to that, Jim?

Answer – James Rine:

I would just add to that, Brian, that while we’re not giving away our secret sauce, which I love — we talk about being flexible, nimble, and responsive in commercial banking. The flexibility is we might be flexible on terms or covenant or what have you, but we are not flexible on credit quality. That’s the underlying ingredient, if you will, that has remained true for the history of the company.

We’re going to — our process allows us to be more responsive in the way we go to market and the way we have regional credit officers in each market along with local leadership. So, we’re able to turn things around more quickly. And by having experienced bankers, you add more value when you’re sitting in front of a client. But at the end of the day, it all starts with our people and calling on the right types of companies that when we do have success and are awarded the business, that it shows up in a meaningful way. And we — and that’s been repeatable again for the last 20-plus years. So if you’re wondering how we continue to do it, it’s not by being the cheapest or giving the house away on various covenants. Credit quality remains at the core.

Question – Brian Wilczynski:

And given that El Dorado is based in California, I mean, California only makes up about 3% of your loans today. Is it fair to say that’s sort of where the new incremental opportunity is? Does that open up a lot for UMB?

Answer – Mariner Kemper:

I mean, California, for us, after Heartland, we’ve got whole — we have a litany of opportunities for significant expansion. California is one of them with a fourth- or fifth-largest economy, depending on how you measure it. We’ve got Twin Cities. We have Utah, we have Texas. All these are nascent, young markets for us with great people on the ground. In California, we got Allan Cellini as our new President out there, and we’re very excited about what he brings to the table. And so California is one of the opportunities, and — but it’s one of many.

Answer – Ram Shankar:

Brian, it’s really appreciated.

Answer – James Rine:

Great. What Mariner mentioned it, but in our existing markets, there’s runway. And the major — we have 2 major metros that we’re — #1 is market share. So market penetration is the core to how we plan on continuing to grow. And what that means is we take other banks’ clients in those markets. It’s not dependent upon a growing economy or GDP. It’s taking its market penetration, and that continues to be the #1 focus on how we grow the company, lending wise.

Operator

Your next question comes from the line of Brandon Rud with Stephens.

Question – Brandon Rud:

So most of mine have been answered. If I could just maybe ask one more modeling question. Can you give us some guidelines or guideposts for the capital impact of El Dorado, whether it’s TBV dilution or CET1?

Answer – Ram Shankar:

It will be about 15 to 20 basis points dilutive to CET1 at close. But given the pace of our capital generation between now and close, we’ll be right back where we are. I mean we’re at 11.5% CET1, for instance, at 9/30 and we’ll be north of that post-deal as well. So, it’s not material from that standpoint.

Operator

Your next question comes from the line of Brendan Nosal with Hovde Group.

Question – Brendan Nosal:

Just one for me. I wanted to approach the earlier loan-to-deposit question from more of the opportunity side as opposed to the risk side. So if I look back over the past year or 2, richer balance sheet, right, more loans plus cash, a more utilized loan-to-deposit ratio. Just wondering how much further you’re either able to or willing to push balance sheet capacity given that you clearly still have more headroom versus your typical bank?

Answer – Mariner Kemper:

Brendan, I think if you’re — if you’re implying you think that our loan-to-deposit ratio is creeping on us like to a point where that ends up starting to look different that’s what you’re alluding to?

Question – Brendan Nosal:

I’m more coming from the angle of you have a richer, more profitable balance sheet than you’ve had a year or 2 ago, just given the richer mix and how much more willing are you able to let that run to drive a continued richer mix and more of an opportunity as opposed to a risk?

Answer – Mariner Kemper:

I’m not sure I understand the question. Are you...

Answer – Ram Shankar:

Yes. If you’re talking about cash. I mean we had excess cash because of the buildup during COVID and all that, right? So we’re comfortable where cash is from the current standpoint. And as we said, our loan-to-deposit ratio is 69% right now. If we look at the highest point, we’ve been at 74% or 75%. And so that’s — we’re not doing that intentionally in the sense that we’re not taking our loan-to-deposit ratio higher. As Mariner said, both sides of the balance sheet, we see a lot of opportunities from a pipeline perspective.

Answer – Mariner Kemper:

Yes. I guess I would — so now that I thought that’s what you were asking. So if you were to look at Page 40 in our deck, that’s the way to think about the business. And we fully expect to keep doing what we’ve been doing by having the deposits continue to keep pace with loan growth through all the different activities. But one of the beauties of our company is all the different sources of deposit growth that we have and the strength of our institutional businesses and our wealth business and our private banking business and our small business operation.

If you look at the middle bar there, our loan-to-deposit ratio, no matter what has happened through there, it’s bumped around between 68% to 65%. Any one quarter, maybe it bumps up a little over 70%, maybe we are happy to be at a higher level if that happens, but we fully expect to fund our business with our deposits. The real value of a banking franchise is in their deposits.

And if we ever felt like we were having to buy money to fund our loan growth, we would feel like we lost our strategic footing. And so we’re very focused on being able to, over time, keep deposit growth pace with our loan growth. And we think we can do that. We’ve done it. If you look at it again on Page 40, you can see what we do year in and year out. No reason, I can see that we wouldn’t be able to continue to do that on a go-forward basis.

Operator

Your next question comes from the line of Nathan Race with Piper Sandler.

Question – Nathan Race:

Mariner, you alluded to a bit earlier on the fund services growth in the quarter, but it seems like it’s one of the strongest sequential growth that we’ve seen within Fund Services over the past several quarters and revenues in that line up 22% year-to-date over last year. So just curious if you can just kind of unpack if there were any kind of new client wins? And just generally, is kind of the rate of growth that we’ve seen year-to-date and over the second quarter kind of sustainable within that line going forward?

Answer – Mariner Kemper:

Yes. The business is really just hitting its stride. I think it just gets better from here. The pipeline is very robust. The client sizes are bigger. The opportunities are larger, deeper, broader. I think the business is kind of hitting its maturity and its ability to really compete across all the asset classes and asset types, and I just think it gets better from here. And there’s no particular account I would point to that’s looking backwards that is part of that nice growth, 22% growth.

I’d say it’s just — it’s broad. We talked a little bit about a few things that are driving it, i.e., the platforms for democratizing, investing with the guys that are making available alternative investments to a broader base of clientele. Those platforms that we were partnering with at the very beginning of that, we just benefit from the growth. The ETF business, it’s early days. We’re just launching that, but we already have line of sight into the clients that are going to come into that. That’s why we launched it.

And that also ties into my comments about some of the visibility of deposit growth in the first quarter. So yes, I mean, it’s — we’re just — got a great team, a great product set, and they’re just hitting stride. And I would also add that the custody side of the business doesn’t totally — custody side of the business doesn’t totally depend on just the fund services business anymore. We’re fully selling that across all verticals, insurance, government, corporate and having a lot of success there as well.

Question – Nathan Race:

Got it. That’s helpful. Just one more for me on operating leverage and kind of the expectations there around expense growth. Historically, expenses have been growing 6%, 7% absent the HTLF acquisition from last year. But just curious, just given some opportunities to maybe become more efficient with AI and back-office areas. Are you guys maybe thinking that operating leverage can accelerate into next year and perhaps ‘28, notwithstanding the acquisition impact? And just if you can comment on kind of what opportunities you’re seeing to just streamline operations with some of the technology out there these days?

Answer – Mariner Kemper:

Yes. I mean, I don’t want to go down a rabbit hole here on that. We — Ram had some comments in his prepared remarks about that. I think you should hear more from all of us about that over time. We absolutely think as a company, we will get — become more efficient as we deploy AI into things like credit administration, fraud detection, all those kinds of things across the organization, which we are currently deploying. I don’t have — it’s too early to give you the actual impact, but all those projects are underway across the whole company. It’s just the latest iteration of the technology evolution and companies, sure better be deploying all this everywhere they can.

One of the things we want to do being a financial institution where large companies depend on us day in and day out is we want to make sure we’re doing it judiciously and carefully so that we’re not — while we’re making ourselves better, we don’t increase risk at the same time. So we’re taking our time to do it right and put all the governance in place along the way on the front end. We have over 1,000 associates now using Glean. And we’re seeing all sorts of benefit on a daily basis as we measure how that’s being used. So again, part of that is like let’s make sure we measure how that’s being used, how people are using it, how the tokens are being used, do it very judiciously.

But I would tell you, we’re using it everywhere, plan to deploy it everywhere in every way to make ourselves more efficient, take tasks, repeatable tasks out of human hands, take friction out take human error, reduce human error. And to me, more importantly than all of this is allow our people to do more as opposed to focusing on reducing staffing levels is allowing our great people to do more. So very excited about the way we’re using AI. I think it’s a great benefit, and it’s just kind of next-gen tech in my mind, the way I think about it. And you guys want to add anything to that?

Answer – James Rine:

I think you covered it well. There are lots of small wins. There have been some bigger wins, especially in the fraud area and look forward to that continuing.

Operator

Your next question comes from the line of Terry McEvoy with Wells Fargo.

Question – Terry McEvoy:

Just one question for me. The NDFI loans represented about, call it, 35% of the net loan growth last quarter, and I’m just comparing the presentations Q2, Q3. So my question is, what NDFI verticals were behind the $400 million increase? And how sustainable is that growth?

Answer – Mariner Kemper:

Yes. Thanks for that question. There’s nothing really — we looked at that and thought, is something that stands out here. And I would say that nothing really stands out in there. It’s kind of broad-based. We have this big fund services business, so there’s some subscription lines in there. Most of it would be, as we studied it, is just current customers using the lines and borrowing money. So that’s really kind of what happened in the quarter. For the most part, it wasn’t actually growth in client level for the most part. It was more using the debt — existing debt with existing clients.

I would just say, while it does show up as part of our loan growth in the quarter, I would remind you that from my vantage point, NDFI really is just a reclass. Most of these clients have been doing business with us for 20-plus years. Just as a general reminder for everybody, NDFI is just a reclass done by the government so that they can have a better vantage point into how banks in general were lending to other companies who did similar things to us. And so it wasn’t supposed to capture a new trend. It was really more of a reclassification. So I just want to remind you of that. So for us, that’s all it was. There really is no NDFI growth on our balance sheet. It’s just a classification of things we’ve been doing forever. So nothing really to note. Customers using their lines and expanding their businesses and such.

Operator

Your next question comes from the line of David Feaster with Raymond James.

Question – David Feaster:

I wanted to start just following up on the credit side. Obviously, you guys are very disciplined on credit. You’ve got a strong track record. Your credit metrics are really good. But as you dig into the portfolio, is there anything — as you talk to your clients, is there anything that you’re watching a bit more closely or proactively maybe managing out or throttling back on? And just as you stress the book from higher rates, is there anything that you’re maybe watching a bit more closely?

Answer – Mariner Kemper:

Great question, David. I guess how I’d answer that is we’re all trained customers. So Tom and Jim and myself, who are all in this room together, have been doing business together and approving loans together for 30-plus years together. And we’ve seen just about everything, and we like to think we’ll get smarter as we go through all the things we’ve been through. And we believe in gravity as a company, we believe what goes up, comes down. We’re always worried.

So — and I would just say that the way we underwrite every credit we underwrite is that it’s going to go bad and how we’re going to get our money back.

So, we don’t worry unusually about our own portfolio. I mean if you’re asking comments about the economy, I could spend the next 30 minutes talking to you about how I’m worried about the economy. But that’s why we take such good care of our own credit portfolio. So we’ve gone from 2004, $2 billion in loans and 22 basis points of charge-off, to $42 billion in loans today and 13 basis of charge-off. So, we like to think we get the bumps and the bruises make us smarter and keep us out of trouble. One of the things we do really well is we identify challenges and potential challenges on our watch list, so the top category of our watch list. The 5s can look like an EKG or the Rocky Mountains because we’re quick to put stuff on there.

But what you’ll notice is the very bottom line, the charge-off line on our chart that we would produce is 0. So we have next to 0 charge-offs because we’re quick to take action, quick to identify problems and quick to manage things. So I guess this is something that I’m most proud of and care about the most. And we worry a lot about credit, and that’s why we have such a clean book.

Answer – James Rine:

Your bigger question — obviously, your bigger question about the client base. They’re basically all talking about the economy. They’re concerned about it, but they’re still cautiously optimistic. We’re not hearing a lot of deep concern from our customer base.

Question – David Feaster:

That’s encouraging. And maybe just following up on El Dorado. I mean, look, obviously, you’re getting a ton of excess liquidity, great core deposit base. How do you think about — as you close, I mean, there’s going to be some opportunities to maybe reinvest those or reposition the book? Or how do you think about using that excess liquidity and maybe as you think about managing your rate sensitivity?

Answer – Mariner Kemper:

Well, I mean, how we plan on using that liquidity is we want to help our customers build their lives and borrow money from us to do so. And we’re excited to be able to deploy that with our customers, both in California and elsewhere. We would love to put it to work right there in those communities. But we’re excited to do that. And I mean, as far as the, I guess, the investment book, if you were asking about that, Ram can take that.

Answer – Ram Shankar:

Yes. So they have $1.4 billion of high-quality mortgage-backed securities primarily. So as part of the acquisition, as you know, David, we have the market. So they will come to current yields, current market yields, call it, 5.25% or even higher than that. So that’s a pretty good book in line with what we would buy from a pre-purchase analysis and everything my treasury team does here. So that’s a pretty quality book. And then we’ll use the existing cash flows, both from our existing bond portfolio and new deposit growth to continue to fund our organic growth strategy.

Operator

Your next question comes from the line of Ben Gerlinger with Citi.

Question – Benjamin Gerlinger:

Ram, over the past, I think, 4 quarters, you’ve given a guide of NIM being flat-ish. And it’s been in the ish, but it’s always had an upward bias. Just kind of thinking like when you look at over the past year, what has outperformed when you kind of give that forward NIM to being better than flat?

Answer – Ram Shankar:

So the 1 basis point, I would say I think one, it was probably the mix of assets within the loan book in favor of C&I and then less cash. Cash makes 3.88% today. And I take the same funds and make a new loan at 6.25%, it helps at the margin what the loan yields are doing. That’s why we have a 5 basis points increase in our core loan yields. I think that’s a big part of the remixing and then everything else, right, remixing within the fixed asset repricing that we talked about within the bond portfolio and the loan portfolio.

Again, with the amount of deposit moves and lending that we do, it’s always hard to predict margin, but I feel pretty good that we got to within a basis point of where it was last quarter. And if I outperform in the fourth quarter, it’s because we have more deposit growth coming in. The other — it could be off plus-or-minus a couple of basis points. So we feel pretty good about margin guidance overall. So other than that, I can’t think of anything. Obviously, the timing of — as I said in my prepared comments, the timing of when the FOMC might do something October versus December would impact that as well.

Question – Benjamin Gerlinger:

Got you. No, that’s helpful. And then Mariner, you sounded open to doing some deals. I mean you kind of gave some guide of like boardroom composition and culture and things like that. But in theory, like you could have a pretty wide range in terms of assets. Is there a ceiling? I mean, considering if you’re looking at just boardroom itself, like you could in theory do something like $25 billion. I don’t want to put words in your mouth, but it seems like you’re open to doing deals with a bias towards the smaller end, but you’re agnostic on size. Is that a fair way to frame it?

Answer – Mariner Kemper:

No, I wouldn’t say we’re agnostic on size. A couple of things that are of note. We’re approaching $100 billion, and we need to make sure we’re ready for that. And we would not — because we’re not ready today, while we have a plan, we’re not ready today, we would not do a deal that would put us on top of that number. So that’s important for you to know when you think of those numbers you’re throwing around.

And then the other part about Board composition, the idea of what I was trying to get at there was that I like my Board and it’s — I don’t need somebody else’s Board. So to the extent that I have to do a deal that’s a size where I’m giving up board seats, we don’t need to do that. So that was what was intended to help you with sizing. — is typically when you’re giving up percentage of your company of any meaningful size, you’re giving up board seats. So that was what I was trying to take that, if that’s helpful.

Operator

The last question comes from the line of Anthony Elian with JPMorgan.

Question – Anthony Elian:

On loans, you saw another quarter of really strong net growth. I know you mentioned in the prepared remarks that production is likely to moderate here in 4Q. But how should we think about net loan growth in 4Q also in light of the macro headwinds you called out in the press release?

Answer – Mariner Kemper:

We didn’t intend to call out any macro headwinds in the press release we did. I think the loan growth, what we try to do is give a kind of a look at the next 90 days. That’s about as much as we normally do. And what I was trying to guide for fourth quarter was a loan growth rate that looks more like the last — the third quarter and the second quarter — or sorry, the second quarter and the first quarter than the third quarter, if that makes sense.

Question – Anthony Elian:

Okay. And I guess the comments I was referring to is where you mentioned persistent inflation, the Middle East conflict, higher rates, et cetera. But I hear your message. My follow-up on El Dorado — go ahead, Mariner.

Answer – Mariner Kemper:

Yes, I think those are just backdrop conversation. They’re not — they were not intended to guide you towards loan growth. So...

Question – Anthony Elian:

That’s clear. My follow-up on El Dorado. You’re picking up over $2 billion — you’re picking up over $2 billion of low-cost deposits, and it looks like a small enough deal for UMB. Over the near term, is additional M&A off the table as you work to close and integrate El Dorado?

Answer – Mariner Kemper:

No, that’s a great question. Absolutely not. It’s a small enough deal. Our team is — have got really good muscle memory. The government is in a place where they’re very helpful in kind of moving things along. This is — we’re looking at this more like a branch deal, not a heavy lift. I know many people are looking at me thinking they’re going to get yellow because they’re going to be doing the work, but it’s a short — long story long, no, it shouldn’t keep us from doing more M&A if the right deal came along.

Operator

We have reached the end of the Q&A session. I will now turn the call back to management for closing remarks.

Mariner Kemper

I guess I jumped the gun. Thanks, everybody. We’re really thrilled about our quarter and about joining up with Cook family in California and all the great things we’re going to do. So thanks for the time and the support. We’ll talk to you soon.

Kay Gregory

Thanks, Mariner. And if you have questions, you can always reach us at (816) 860-7106. Thanks, and have a great day.

Operator

This concludes today’s call. Thank you for attending. You may now disconnect.

Cautionary Note Regarding Forward Looking Statements

This communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), El Dorado Savings Bank, F.S.B. (“El Dorado”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving UMB and El Dorado (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to a right to terminate the definitive merger agreement relating to the Transaction; the outcome of any legal proceedings that may be instituted against UMB or El Dorado; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and El Dorado operate; instability in global economic conditions and geopolitical matters and impacts related to or resulting from instability in the Middle East and Russia’s military action in Ukraine; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and UMB’s business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including UMB’s bank subsidiary, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require UMB to sell investment securities at a loss; changing interest rates which could negatively impact the value of UMB’s portfolio of investment securities; the loss of value of UMB’s investment portfolio which could negatively impact market perceptions of UMB and could lead to deposit withdrawals; the effects of social media on market perceptions of UMB and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, the Office of the Comptroller of the Currency, the Federal Reserve, the FDIC, the Consumer Financial Protection Bureau and state-level regulators; the ability to promptly and effectively integrate the businesses of UMB and El Dorado; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or El Dorado’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities to merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, El Dorado’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, El Dorado’s or the combined company’s results.

All forward-looking statements attributable to UMB or persons acting on UMB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and UMB does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB updates one or more forward-looking statements, no inference should be drawn that UMB will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025 (available at https://www.sec.gov/Archives/edgar/data/101382/000119312526076496/umbf-20251231.htm), and its other filings with the SEC.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, UMB intends to file a registration statement on Form S-4 with the SEC. The registration statement will include a prospectus of UMB. The definitive prospectus will be sent to the shareholders of El Dorado. In addition, shareholders of El Dorado will receive an information statement / proxy and other relevant materials in connection with the proposed transaction in accordance with applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER DOCUMENTATION RECEIVED IN CONNECTION WITH THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, El DORADO, THE TRANSACTION AND RELATED MATTERS. Shareholders will be able to obtain a free copy of the definitive prospectus, as well as other filings containing information about UMB and El Dorado, without charge, at the SEC’s website (http://www.sec.gov). Copies of the prospectus and the filings with the SEC that will be incorporated by reference in the prospectus can also be obtained, without charge, by directing a request to UMB Financial Corporation, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106 or to El Dorado Savings Bank, F.S.B., Attention: Corporate Secretary, 4040 El Dorado Road, Placerville, California 95667.

Before making any voting or investment decision, investors and security holders are urged to read carefully the entire registration statement and other related information when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

UMB, El Dorado and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of El Dorado in connection with the Transaction. Information regarding the directors and executive officers of each of UMB and El Dorado will be set forth in the registration statement on Form S-4 and the prospectus, as well as other related documents, to be filed or provided by UMB and/or El Dorado.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.